[First Hawaiian, Inc. Letterhead]

August 1, 2016

Via E-mail and EDGAR

Securities and Exchange Commission,
                             Division of Corporation Finance,
                                                          100 F. Street, N.E.,
                                                                                       Washington, D.C. 20549.

Attention:    Christopher Dunham

Re:                                                                     Acceleration Request for First Hawaiian, Inc.
                                                                                                                                                                              Registration Statement on Form S-1 (File No. 333-212451)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, First Hawaiian, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-212451 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, Washington, D.C. time, on August 3, 2016, or as soon thereafter as practicable.  In this regard, the Company is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges:

•                  should the Securities and Exchange Commission (the “SEC”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert Staff comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                                                                                *                                                                                *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Catherine M. Clarkin at Sullivan & Cromwell LLP at (212) 558-4175.

Very truly yours,

First Hawaiian, Inc.

By:	/s/ Robert S. Harrison
	Name:	Robert S. Harrison
	Title:	Chairman and Chief Executive
Officer

Goldman, Sachs & Co.
200 West Street
New York, NY 10282-2198

Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park
New York, NY 10036

BNP Paribas Securities Corp.
787 Seventh Avenue

New York, NY 10019

August 1, 2016

U.S. Securities and Exchange Commission

Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Christopher Dunham

Re:                             First Hawaiian Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-212451)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness of 4:00 p.m. New York City time on August 3, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 26, 2016, through the date hereof:

Preliminary Prospectus dated July 26, 2016:

3,353 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

GOLDMAN, SACHS & CO.

By:	/s/ Richard Cohn
Name:	Richard Cohn
Title:	Managing Director

First Hawaiian, Inc. IPO — Signature Page to Underwriter Acceleration Request

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michael Liloia
Authorized Signatory

First Hawaiian, Inc. IPO — Signature Page to Underwriter Acceleration Request

BNP PARIBAS SECURITIES CORP.

By:	/s/ Pierre Lapomme
Name:	Pierre Lapomme
Title:	Managing Director

First Hawaiian, Inc. IPO — Signature Page to Underwriter Acceleration Request